Exhibit 99.1

press release

Designated person notification

11 December 2020, 14:30 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that a notification of a share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Share Transactions by Management: https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 207543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419